Exhibit (b) (1)

March 31, 2005

Primus Inc.

Senior Credit Facility
Commitment Letter

Primus, Inc.
3110 Kettering Boulevard
Dayton, OH 45439

Attention:	Mr. D. Ward Allen II Treasurer

Ladies and Gentlemen:

     You (the “Borrower”) have requested that J.P. Morgan Securities Inc. (“JPMorgan”), agree to structure, arrange and syndicate a senior credit facility in an aggregate amount of up to $400,000,000 (the “Facility”), and that JPMorgan Chase Bank, N.A. (“JPMCB”) commit to provide the entire principal amount of the Facility and to serve as administrative agent for the Facility.

     JPMorgan is pleased to advise you that it is willing to act as exclusive arranger for the Facility.

     Furthermore, JPMCB is pleased to advise you of its commitment to provide the entire amount of the Facility upon the terms and subject to the conditions set forth or referred to in this commitment letter (the “Commitment Letter”) and in the Summary of Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”).

     It is agreed that JPMCB will act as the sole and exclusive Administrative Agent, and that JPMorgan will act as the sole and exclusive Lead Arranger and Bookrunner (in such capacities, the “Lead Arranger”) for the Facility. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other that that expressly contemplated by the Term Sheet and the Fee Letter referred to below) will be paid in connection with the Facility unless you and we shall so agree provided the Facility is funded on or before July 31, 2005.

     We intend to syndicate the Facility to a group of financial institutions (together with JPMCB, the “Lenders”) identified by us in consultation with you. JPMorgan intends to commence syndication efforts, and you agree actively to assist JPMorgan in completing a syndication reasonably satisfactory to you and us. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit from your existing lending relationships, (b) direct contact between senior management and advisors of the Borrower and the proposed Lenders, (c) assistance in the preparation of a Confidential Information Memorandum and/or other marketing materials (collectively, the “Offering Materials”) to be used in connection with the syndication and (d) the hosting, with JPMorgan, of one or more meetings of prospective Lenders.

     As the Lead Arranger, JPMorgan agrees to use commercially reasonable efforts to effectuate the syndication and will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate (subject to your reasonable approval), the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. In acting as the Lead Arranger, JPMorgan will have no responsibility other than to arrange the syndication as set forth herein and shall in no event be subject to any fiduciary or other implied duties. To assist JPMorgan in its syndication efforts, you agree promptly to prepare and provide to JPMorgan and JPMCB all information with respect to the Borrower, The Noland Company (“Noland”) (to the extent you have such information) and the transactions contemplated hereby, including all financial information and projections (the “Projections”), as we may reasonably request in connection with the arrangement and syndication of the Facility. You hereby represent and covenant that (a) all information other than the Projections (the “Information”) that has been or will be made available to JPMCB or JPMorgan by you or any of your representatives is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made; provided, however, that to the extent such Information relates to Noland or its affiliates the foregoing representation is made only to the knowledge of the Borrower, and (b) the Projections that have been or will be made available to JPMCB or JPMorgan by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions. You understand that in arranging and syndicating the Facility we may use and rely on the Information and Projections without independent verification thereof.

     As consideration for JPMCB’s commitment hereunder and JPMorgan’s agreement to perform the services described herein, you agree to pay to JPMCB the nonrefundable fees set forth in Annex I to the Term Sheet and in the Fee Letter dated the date hereof and delivered herewith (the “Fee Letter”).

     JPMCB’s commitment hereunder and JPMorgan’s agreement to perform the services described herein are subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting the business, operations, property, condition (financial or otherwise) or prospects of the Borrower and its subsidiaries or Noland and its subsidiaries, in either case, taken as a whole, since January 31, 2005 in the case of the Borrower and December 31, 2004 in the case of Noland, (b) our not becoming aware after the date hereof of any information or other matter affecting the Borrower or the transactions contemplated hereby which is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof, (c) our satisfaction that prior to and during the syndication of the Facility there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower or any affiliate thereof, (d) consummation of the Tender Offer (as defined in the Term Sheet), (e) the negotiation, execution and delivery on or before July 31, 2005 of definitive documentation with respect to the Facility satisfactory to JPMCB and its counsel and (f) the other conditions set forth or referred to in the Term Sheet. The terms and conditions of JPMCB’s commitment hereunder and of the Facility are not limited to those set forth herein and in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the reasonable approval and agreement of JPMCB, JPMorgan and the Borrower.

     You agree (a) to indemnify and hold harmless JPMCB, JPMorgan and their affiliates and their respective officers, directors, employees, advisors, and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Facility, the use of the proceeds thereof, the Acquisition (as defined in the Term Sheet) or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any

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indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal or other reasonable out-of-pocket third party expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person, and (b) to reimburse JPMCB, JPMorgan and their affiliates on demand for all out-of-pocket third party expenses (including due diligence expenses, syndication expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Facility and any related documentation (including this Commitment Letter, the Term Sheet, the Fee Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof. No indemnified person shall be liable for any indirect or consequential damages in connection with its activities related to the Facility. No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems or for any special, indirect, consequential or punitive damages in connection with the Facilities.

     This Commitment Letter shall not be assignable by you without the prior written consent of JPMCB and JPMorgan (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you, JPMCB and JPMorgan. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Facility and set forth the entire understanding of the parties with respect thereto.

     This Commitment Letter shall be governed by, and construed in accordance with, the law of the State of New York. The Borrower consents to the nonexclusive jurisdiction and venue of the state or federal courts located in the City of New York. Each party hereto irrevocably waives, to the fullest extent permitted by applicable law, (a) any right it may have to a trial by jury in any legal proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby (whether based on contract, tort or any other theory) and (b) any objection that it may now or hereafter have to the laying of venue of any such legal proceeding in the state or federal courts located in the City of New York.

     This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, agents and advisors who are directly involved in the consideration of this matter or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof). Notwithstanding the foregoing, following its acceptance by the Borrower the Commitment Letter (without the Fee Letter) may be disclosed to Noland and its employees, agents and advisors who are directly involved in the transaction relating to the Facility and have been advised of its confidential nature.

     You acknowledge that JPMorgan, JPMCB and their affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Neither JPMorgan nor JPMCB will use confidential information obtained from you by virtue of the transactions contemplated by this letter or their other relationships with you in connection with the

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performance by JPMorgan or JPMCB of services for other companies, and neither JPMorgan nor JPMCB will furnish any such information to other companies. You also acknowledge that JPMorgan and JPMCB have no obligation to use in connection with the transactions contemplated by this letter, or to furnish to you, confidential information obtained from other companies.

     The compensation, reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or JPMCB’s commitment hereunder.

     If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 5:00 p.m., New York City time, on April 8, 2005. JPMCB’s commitment and JPMorgan’s agreements herein will expire at such time in the event JPMCB has not received such executed counterparts in accordance with the immediately preceding sentence.

     JPMCB and JPMorgan are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

JPMORGAN CHASE BANK, N.A.

By:	/s/ Dana E. Jurgens

Name: Dana E. Jurgens
Title: Director

J.P. MORGAN SECURITIES INC.

By:	/s/ Marsha A. Cruzan

Name: Marsha A. Cruzan
Title: Managing Director

Accepted and agreed to as of
the date first written above by:

PRIMUS INC.

By:	/s/ Richard W. Schwartz

Name: Richard W. Schwartz Title: President, CEO

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PRIMUS INC.
$400,000,000 SENIOR UNSECURED CREDIT FACILITY

Summary of Terms and Conditions

March 31, 2005

This Proposed Summary of Terms and Conditions provides for, alternatively, (1) a single $400,000,000 revolving credit facility and (2) a $400,000,000 combined revolving and term credit facility. If the Borrower opts for the revolver only, provisions below referring to the term facility would not be reflected in the final documentation for this facility.

I.	Parties

	Borrower:	Primus Inc. (the “Borrower”).

	Lead Arranger and Bookrunner:	J.P. Morgan Securities Inc. (“JPMorgan” and, in such capacity, the “Lead Arranger”).

	Administrative Agent:	JPMorgan Chase Bank, N.A. (“JPMCB” and, in such capacity, the “Administrative Agent”).

	Lenders:	A syndicate of banks, financial institutions and other entities, including JPMCB, arranged by the Lead Arranger (collectively, the “Lenders”).

II.	Revolving Credit Facility

Type and Amount of Facility:	Five-year revolving credit facility (the “Revolving Credit Facility”) in the amount of [$400,000,000] [$250,000,000](the loans thereunder, the “Revolving Credit Loans”).

The Borrower may, after the Closing Date (as defined below), seek to increase the Revolving Credit Facility commitment by up to $100,000,000 (i.e., the maximum aggregate Revolving Credit Commitment is [$500,000,000] [$350,000,000]). Such increase shall be available in amounts and to existing Lenders or other institutions as may be agreed to by the Borrower and the Administrative Agent. No Lender shall be required to accept an increased commitment amount. Upon any such increase in the aggregate Revolving Credit Facility commitment, the Lenders (new or existing) which accept an increased commitment amount shall accept an assignment from the existing Lenders of an interest in each then outstanding Revolving Credit Loan, letter of credit and swing line loan such that, after giving effect thereto, all credit exposure under the Revolving Credit Facility is held (directly or indirectly) ratably by the Lenders thereunder in proportion to their respective Revolving Credit Facility commitments. The Borrower shall pay any breakage costs associated with such assignment.

Availability:	The Revolving Credit Facility shall be available on a revolving basis during the period commencing on the Closing Date and ending on the fifth anniversary thereof (the “Revolving Credit Termination Date”). From and after the Closing Date until the Merger (as defined below) is consummated, there shall be reserved under the Revolving Credit Facility an amount sufficient to acquire through the Merger the shares of The Noland Company (“Noland”) not acquired through the Tender Offer (as defined below).

Letters of Credit:	A portion of the Revolving Credit Facility not in excess of $40,000,000 shall be available for the issuance of letters of credit (the “Letters of Credit”) by JPMCB (in such capacity, the “Issuing Lender”). No Letter of Credit shall have an expiration date after the earlier of (a) one year after the date of issuance and (b) five business days prior to the Revolving Credit Termination Date, provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) above).

Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds or with the proceeds of Revolving Credit Loans) on the same business day. To the extent that the Borrower does not so reimburse the Issuing Lender, the Lenders under the Revolving Credit Facility shall be irrevocably and unconditionally obligated to reimburse the Issuing Lender on a pro rata basis.

Swing Line Loans:	A portion of the Revolving Credit Facility not in excess of $25,000,000 shall be available for swing line loans (the “Swing Line Loans”) from JPMCB (in such capacity, the “Swing Line Lender”) on same-day notice. Any such Swing Line Loans will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis. Each Lender under the Revolving Credit Facility shall acquire, under certain circumstances, an irrevocable and unconditional pro rata participation in each Swing Line Loan.

Maturity:	The Revolving Credit Termination Date.

Purpose:	The proceeds of the Revolving Credit Loans shall be used for general corporate purposes of the Borrower and its subsidiaries in the ordinary course of business, including the financing of the Acquisition (as defined below).

III.	Term Loan Facility

	Type and Amount of Facility:	One-year term loan facility (the “Term Facility” and, together with the Revolving Credit Facility, the “Facilities”) in the amount of $150,000,000 (the loans thereunder, the “Term Loans” and, together with the Revolving Credit Loans the “Loans”).

	Availability:	Available in a single drawing on the Closing Date.

	Amortization:	None.

	Maturity:	The first anniversary of the Closing Date.

	Purpose:	The proceeds of the Term Loans shall be used to fund the Acquisition.

IV.	Certain Payment Provisions

	Fees and Interest Rates:	As set forth on Annex I.

	Optional Prepayments and Commitment Reductions:	Loans may be prepaid and commitments under the Facilities may be reduced by the Borrower in minimum amounts to be reasonably agreed upon.

	Mandatory Prepayments:	The Term Loans shall be prepaid with (a) 100% of the net proceeds of any sale or issuance of equity or any incurrence of indebtedness after the Closing Date (subject to customary exceptions) and (b) 100% of the net proceeds of any sale or other disposition of any material assets, except for the sale of inventory in the ordinary course of business or obsolete or worn-out property in the ordinary course of business.

V.	Credit Support

	Security:	The Facilities will be unsecured.

	Guarantees:	The Facilities will be unconditionally guaranteed by all wholly- owned subsidiaries of the Borrower including, from and after the Merger (as defined below), Noland and its wholly-owned subsidiaries.

VI.	Certain Conditions

	Initial Conditions:	The availability of the Facilities shall be conditioned upon satisfaction of, among other things, the following conditions precedent (the date upon which all such conditions precedent shall be satisfied, the “Closing Date”) on or before July 31,2005.

(a) The Borrower shall have executed and delivered satisfactory definitive financing and guarantee documentation with respect to the Facilities (collectively, the “Credit Documentation”).

(b) The Lenders, the Administrative Agent and the Lead Arranger shall have received all fees earned and required to be paid, and all expenses for which invoices have been properly presented, on or before the Closing Date.

(c) All governmental and third party approvals necessary or, in the reasonable discretion of the Administrative Agent, advisable in connection with the financing contemplated hereby, the Borrower’s acquisition (the “Acquisition”) of all of the capital stock of Noland through a tender offer (the “Tender Offer”) followed by a merger (the “Merger”) of a wholly-owned subsidiary of the Borrower (“Acquisition Sub”) with and into Noland and the continuing operations of the Borrower and its subsidiaries shall have been obtained and be in full force and effect.

(d) The Lenders shall have received (i) satisfactory audited consolidated financial statements for each of the Borrower and Noland separately for the two most recent fiscal years ended prior to the Closing Date as to which such financial statements are available and (ii) satisfactory unaudited interim consolidated financial statements for each of the Borrower and Noland separately for each quarterly period ended subsequent to the date of the latest financial statements delivered pursuant to clause (i) of this paragraph as to which such financial statements are available.

(e) The Administrative Agent shall have received reasonably satisfactory evidence that the directors of Noland shall have approved the Acquisition.

(f) The Tender Offer documentation (collectively, the “Tender Offer Materials”) shall be in form and substance reasonably satisfactory to the Administrative Agent (including, without limitation, the price paid for shares of Noland (which price may be in the range of prices previously disclosed to the Administrative Agent by the Borrower or such higher price to which the Administrative Agent may agree), the minimum share tender condition, revocation (or action equivalent thereto) of any Noland’s shareholders’ rights or similar programs, if any, and any other conditions contained in the offer to purchase) and shall be in full force and effect, all conditions precedent thereunder to the consummation of the Tender Offer shall have been satisfied or waived (provided such waiver is approved in writing by the Administrative Agent), and any amendment to the Tender Offer Materials shall be reasonably satisfactory in form and substance to the Administrative Agent. The Tender Offer shall have been consummated after the receipt of all necessary governmental, regulatory and third party approvals and the tendering party shall have purchased at least 66-2/3% of each class of issued and outstanding capital stock of Noland (or such greater percentage as may be necessary to permit the Borrower to effect the Merger without any affirmative vote or approval of any other person or entity). Any state anti-takeover law regulating the Acquisition shall have been complied with or shall have been reasonably determined by the Administrative Agent to be invalid or inapplicable to the Tender Offer and the Merger. At the time of the consummation of the Tender Offer, neither the fair price provisions under any applicable law nor any fair price provisions of the Noland’s certificate of incorporation shall require a higher price to be paid for shares of Noland in the Merger than that paid in the Tender Offer.

(g) A merger agreement pursuant to which the Merger shall be effected (the “Merger Agreement”) shall have been entered into by Noland, the Borrower and Acquisition Sub, shall be in form and substance reasonably satisfactory to the Administrative Agent and shall be in full force and effect. Any consent of the shareholders of the Borrower which may be required to authorize the Merger shall have been obtained. There shall be no practical or legal impediment to the consummation of the Merger.

(h) The Administrative Agent shall have received satisfactory pro forma opening financial statements (“Pro Forma Opening Statements”) giving effect to the Acquisition and projections (“Projections”) with respect to the Borrower and its subsidiaries, together with such information as the Administrative Agent may reasonably request to confirm the tax, legal, and business assumptions made therein.

(i) Termination by Dapsco Inc. of its existing revolving credit facility with Fifth Third Bank and repayment of all amounts outstanding thereunder.

(j) The Lenders shall have received such legal opinions, documents and other instruments as are customary for transactions of this type or as they may reasonably request.

On-Going Conditions:	The making of each extension of credit shall be conditioned upon (a) the accuracy of all representations and warranties in the Credit Documentation (including, without limitation, the material adverse change and litigation representations) and (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit. As used herein and in the Credit Documentation a “material adverse change” shall mean any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on (a) the business, assets, property, condition (financial or otherwise) or prospects of the Borrower and its subsidiaries taken as a whole, or (b) the validity or enforceability of any of the Credit Documentation or the rights or remedies of the Administrative Agent and the Lenders thereunder.

VII.	Closing

The signing of the Credit Documentation and the initial funding of the Facility shall occur simultaneously (the “Closing”). The date upon which this occurs, which shall be the first date upon which the exchange agent for the Tender Offer is obligated to pay for shares of Noland common stock being acquired by Acquisition Sub pursuant to the Tender Offer, is referred to as the “Closing Date”.

VIII.	Certain Documentation Matters

The Credit Documentation shall contain representations, warranties, covenants and events of default customary for financings of this type and other terms deemed appropriate by the Lenders, including, without limitation:

	Representations and Warranties:	Financial statements; absence of undisclosed liabilities; no material adverse change; corporate existence; compliance with law; corporate power and authority; enforceability of Credit Documentation; no conflict with law or contractual obligations; no material litigation; solvency; no default; ownership of property; liens; intellectual property; no burdensome restrictions; taxes; Federal Reserve regulations; ERISA; Investment Company Act; subsidiaries; environmental matters; Acquisition matters; labor matters; accuracy of disclosure. The foregoing shall have agreed upon materiality qualifiers which are customary and reasonable.

	Affirmative Covenants:	Delivery of financial statements, reports, accountants’ letters, projections, officers’ certificates and other information reasonably requested by the Lenders; payment of other obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with laws, including environmental laws, and material contractual obligations; maintenance of property and insurance; maintenance of books and records; right of the Lenders to inspect property and books and records; notices of defaults, litigation and other material events; and terms of intercompany indebtedness. The foregoing shall have agreed upon materiality qualifiers which are customary and reasonable.

Financial Covenants:	EBIT to Total Interest > 3.0 x.

Total Debt to EBITDA < 3.0 x.

Negative Covenants:	Limitations, subject to exceptions to be agreed upon, on:
indebtedness and subsidiary indebtedness (which limitation shall permit the refinancing of a portion of the Facilities to be agreed upon); liens; guarantee obligations; mergers, consolidations, liquidations and dissolutions; sales of assets; leases; dividends and other payments in respect of capital stock; capital expenditures; investments, acquisitions, loans and advances (provided that the Borrower shall have the right to make loans, advances or capital contributions to Acquisition Sub or wholly-owned subsidiaries of the Borrower as needed to effectuate the Acquisition); optional payments and modifications of subordinated and other debt instruments; transactions with affiliates; sale and leasebacks; changes in fiscal year; negative pledge clauses; restrictive agreements; and changes in lines of business.

Events of Default:	Nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period to be agreed upon; material inaccuracy of representations and warranties; violation of covenants (subject, in the case of certain affirmative covenants, to a grace period to be agreed upon); cross-default; bankruptcy events; intercompany note default; certain ERISA events; material judgments; failure to consummate the Merger within 150 days of the Closing Date; breach or actual or alleged unenforceability of guarantees; and change of control (the definition of which is to be agreed).

Voting:	Amendments and waivers with respect to the Credit
Documentation shall require the approval of Lenders holding not less than 51% of the aggregate amount of loans and commitments under the Facilities except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of final maturity of any Loan, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof and (iii) increases in the amount or extensions of the expiry date of any Lender’s commitment and (b) the consent of 100% of the Lenders shall be required with respect to modifications to any of the voting percentages.

Assignments and Participations:	The Lenders shall be permitted to assign all or a portion of their loans and commitments with the consent, not to be unreasonably withheld, of (a) the Borrower, unless (i) the assignee is a Lender, an affiliate of a Lender or an approved fund or (ii) an Event of Default has occurred and is continuing, (b) the Administrative Agent, unless a Term Loan is being assigned to a Lender, an affiliate of a Lender or an approved fund or (c) the Issuing Bank, unless a Term Loan is being assigned to a Lender, an affiliate of a Lender or an approved fund. In the case of partial assignments (other than to another Lender, to an affiliate of a Lender or an Approved Fund), the minimum assignment amount shall be $5,000,000, in the case of a Revolving Credit commitment, and $1,000,000, in the case of a Term Loan, unless otherwise agreed by the Borrower and the Administrative Agent.

The Lenders shall also be permitted to sell participations in their Loans. Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions. Voting rights of participants shall be limited to those matters with respect to which the affirmative vote of the Lender from which it purchased its participation would be required as described under “Voting” above. Pledges of Loans in accordance with applicable law shall be permitted without restriction. Promissory notes shall be issued under the Revolving Credit Facility only upon request.

Yield Protection:	The Credit Documentation shall contain customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes (excluding net income taxes) and (b) indemnifying the Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Loan (as defined in Annex I) on a day other than the last day of an interest period with respect thereto.

Expenses and Indemnification:	The Borrower shall pay (a) all reasonable out-of-pocket third party expenses of the Administrative Agent and the Lead Arranger associated with the syndication of the Facilities and the preparation, execution, delivery and administration of the Credit Documentation and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of outside counsel) and (b) all out-of-pocket third party expenses of the Administrative Agent and the Lenders (including the fees, disbursements and other charges of outside counsel) in connection with the enforcement of the Credit Documentation.

The Administrative Agent, the Lead Arranger and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent resulting from the gross negligence or willful misconduct of the indemnified party).

Governing Law and Forum:	State of New York.

Counsel to the
Administrative Agent
and the Lead Arranger:	Winston & Strawn.

Annex I

Interest and Certain Fees

Interest Rate Options:	The Borrower may elect that the Loans comprising each borrowing bear interest at a rate per annum equal to:

the ABR plus the Applicable Margin; or

the Adjusted LIBO Rate plus the Applicable Margin.

provided, that all Swing Line Loans shall bear interest based upon the ABR.

As used herein:

“ABR” means the highest of (i) the rate of interest publicly announced by JPMCB as its prime rate in effect at its principal office in New York City (the “Prime Rate”), (ii) the secondary market rate for three-month certificates of deposit (adjusted for statutory reserve requirements) plus 1% and (iii) the federal funds effective rate from time to time plus 0.5%.

“Adjusted LIBO Rate” means the LIBO Rate, as adjusted for statutory reserve requirements for eurocurrency liabilities.

“Applicable Margin” means a percentage determined in accordance with the pricing schedule attached hereto as Annex I-A.

“LIBO Rate” means the rate at which eurodollar deposits in the London interbank market for one, two, three or six months (as selected by the Borrower) are quoted on the Telerate screen.

Interest Payment Dates:	In the case of Loans bearing interest based upon the ABR (“ABR Loans”), quarterly in arrears.

In the case of Loans bearing interest based upon the Adjusted LIBO Rate (“Eurodollar Loans”) on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Facility Fees:	Commencing upon the effectuation of the Closing on the Closing Date, the Borrower shall pay a facility fee calculated at the rate per annum determined in accordance with the pricing schedule attached hereto as Annex I-A on the aggregate Revolving Credit Facility Commitment plus the aggregate principal balance of the Term Loans. The facility fees shall be payable quarterly in arrears.

Letter of Credit Fees:	The Borrowers shall pay a commission on all outstanding Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to Eurodollar Loans on the face amount of each such Letter of Credit. Such commission shall be shared ratably among the Lenders and shall be payable quarterly in arrears.

A fronting fee equal in an amount separately agreed to on the face amount of each Letter of Credit shall be payable quarterly in arrears to the Issuing Lender for its own account. In addition, customary administrative, issuance, amendment, payment and negotiation charges shall be payable to the Issuing Lender for its own account.

Default Rate:	At any time when the Borrower is in default in the payment of any amount of principal due under the Facilities, such amount shall bear interest at 2% above the rate otherwise applicable thereto. Overdue interest, fees and other amounts shall bear interest at 2% above the rate applicable to ABR Loans.

Rate and Fee Basis:	All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.

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Annex I-A

PRICING SCHEDULE

Applicable	Level I	Level II	Level III	Level IV	Level V
Margin	Status	Status	Status	Status	Status
Eurodollar Rate	.40%	.50%	.60%	.70%	.80%
ABR	0%	0%	0%	0%	0%

Applicable	Level I	Level II	Level III	Level IV	Level V
Fee Rate	Status	Status	Status	Status	Status
Letter of Credit Fee	.40%	.50%	.60%	.70%	.80%
Facility Fee	.10%	.125%	.150%	.175%	.20%

     For the purposes of this Schedule, the following terms have the following meanings, subject to the final paragraph of this Schedule:

     “Financials” means the annual or quarterly financial statements of the Borrower delivered pursuant to the Credit Agreement.

     “Level I Status” exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, the Leverage Ratio (total debt to EBITDA) is less than 1.00 to 1.00.

     “Level II Status” exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, (i) the Borrower has not qualified for Level I Status and (ii) the Leverage Ratio (total debt to EBITDA) is less than 1.5 to 1.00.

     “Level III Status” exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, (i) the Borrower has not qualified for Level I Status or Level II Status and (ii) the Leverage Ratio (total debt to EBITDA) is less than 2.0 to 1.00.

     “Level IV Status” exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, (i) the Borrower has not qualified for Level I Status, Level II Status or Level III Status and (ii) the Leverage Ratio (total debt to EBITDA) is less than 2.5 to 1.00.

     “Level V Status” exists at any date if the Borrower has not qualified for Level I Status, Level II Status, Level III Status or Level IV Status.

     “Status” means Level I Status, Level II Status, Level III Status, Level IV Status, or Level V Status.

     The Applicable Margin and Applicable Fee Rate shall be determined in accordance with the foregoing table based on the Borrower’s Status as reflected in the then most recent Financials. Adjustments, if any, to the Applicable Margin or Applicable Fee Rate shall be effective five Business Days after the Administrative Agent has received the applicable Financials. If the Borrower fails to deliver the Financials to the Administrative Agent at the time required pursuant to the Credit Agreement, then the Applicable Margin and Applicable Fee Rate shall be the highest Applicable Margin and Applicable Fee Rate set forth in the foregoing table until five days after such Financials are so delivered. Until adjusted after the Closing Date, Level III Status shall be deemed to exist.

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